[redacted]

SECU 12011115 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

FEB 23 2012

Washington, DC

SEC FILE NUMBER
8- ~~118787~~ 8-53686

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Professional Funds Distributor, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

760 Moore Rd.
(No. and Street)

King of Prussia (City) PA (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip H. Rinnander, President 610-337-9403
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr O'Connor & Lynam, LLP
(Name – *if individual, state last, first, middle name*)

1500 E. Lancaster Ave., Suite 202, Paoli, PA 19301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip H. Rinnander, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Professional Funds Distributor, LLC, as of 12/31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
JENNIFER K DIVALERIO
Notary Public
NORRISTOWN BORO., MONTGOMERY COUNTY
My Commission Expires Aug 5, 2015

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

PROFESSIONAL FUNDS DISTRIBUTOR, LLC

December 31, 2011 and 2010

SIANA CARR O'CONNOR & LYNAM, LLP

CERTIFIED PUBLIC ACCOUNTANTS

PROFESSIONAL FUNDS DISTRIBUTOR, LLC

Financial Statements and Supplementary Financial Information

December 31, 2011 and 2010

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA CARR O'CONNOR & LYNAM, LLP
Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

Phone: 610-296-4200 * Fax: 610-296-3659
www.scolcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Professional Funds Distributor, LLC
King of Prussia, Pennsylvania

We have audited the accompanying statements of financial condition of Professional Funds Distributor, LLC (the Company) as of December 31, 2011 and 2010, and the related statements of operations and member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Funds Distributor, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

February 15, 2012

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Statements of Financial Condition
December 31, 2011 and 2010

Assets	2011	2010
Cash	$272,563	$475,128
Accounts receivable	70,943	85,141
Deposits	6,102	5,628
Prepaid expenses	3,435	-0-
Marketable securities	247	244
Property and equipment, net	840	117
Total assets	$354,130	$566,258
Liabilities and member's equity		
Liabilities:		
Accrued expenses	$ 8,200	$ 15,231
Payables to non-customers	179,372	382,803
Total liabilities	187,572	398,034
Member's equity	166,558	168,224
Total liabilities and member's equity	$354,130	$566,258

(The accompanying notes are an integral part of these financial statements.)

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Statements of Operations and Member's Equity
For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Consulting income	$354,000	$344,289
Interest income	1,753	3,141
Unrealized gain on marketable securities	3	15
Total revenues	355,756	347,445
Expenses:		
Advertising	7,700	8,570
Consulting	321,000	300,500
Depreciation	211	414
Insurance	2,453	2,230
Licenses and permits	120,209	84,726
Office supplies & expense	6,565	5,838
Postage and delivery	826	704
Professional fees	13,769	13,025
Rent	2,000	2,000
Travel and entertainment	284	2,440
Expense reimbursements from customers	(117,595)	(69,677)
Total expenses	357,422	350,770
Net loss	(1,666)	(3,325)
Member's equity - beginning of year	168,224	171,549
Member's equity - end of year	$166,558	$168,224

(The accompanying notes are an integral part of these financial statements.)

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net loss	$ (1,666)	$ (3,325)
Adjustments to reconcile net loss to		
net cash provided (used) by operating activities:		
Depreciation	211	414
Unrealized gain on marketable securities	(3)	(15)
(Increase) decrease in accounts receivable	14,198	(11,979)
(Increase) decrease in prepaid expenses	(3,435)	1,205
(Increase) decrease in deposits	(474)	1,961
Increase (decrease) in accrued expenses	(7,031)	973
Increase (decrease) in payables to non-customers	(203,431)	344,514
Net cash provided (used) by operating activities	(201,631)	333,748
Cash flows from investing activities:		
Purchase of marketable securities	-0-	(60)
Purchase of equipment	(934)	-0-
Net cash used by investing activities	(934)	(60)
Net increase (decrease) in cash	(202,565)	333,688
Cash - beginning of year	475,128	141,440
Cash - end of year	$ 272,563	$475,128

(The accompanying notes are an integral part of these financial statements.)

(1) ORGANIZATION AND BACKGROUND

Professional Funds Distributor, LLC (the Company), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a single member Delaware limited liability company.

(2) SIGNIFICANT ACCOUNTING POLICIES

Consulting income

The Company earns consulting income in the form of an annual fee that is received on a monthly and quarterly basis. The revenue is recognized evenly over the term of the contract.

Accounts receivable

The Company carries its accounts receivable at cost and establishes an allowance for doubtful accounts based on a history of past write-offs and collections. A receivable is considered past due if payments have not been received by the Company for 90 days. Accounts are written off as uncollectible if no payments are received after 90 days. At December 31, 2011 and 2010, the Company considered accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income taxes

The Company is not a taxpaying entity for federal or state income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxed to the member on his individual tax return.

(3) CONCENTRATIONS OF CREDIT RISK

Cash in excess of FDIC insurance

At various times during the year, the Company's cash balances exceeded the federally insured limit of $250,000. At December 31, 2011, the Company had no uninsured cash balances.

(4) MAJOR CUSTOMERS

The Company serves as a distributor and principal underwriter for a few large customers. For the years ended December 31, 2011 and 2010, consulting income received from these customers represented 74% and 82% of total revenues, respectively. At December 31, 2011 and 2010, accounts receivable due from these customers amounted to $65,600 and $80,612, respectively. Under some of these agreements, the Company is to be reimbursed for all registration fees and various out-of-pocket expenses. Reimbursements from these customers totaled $106,163 and $62,548 for the years ended December 31, 2011 and 2010, respectively.

(5) LIMITED LIABILITY COMPANY

Since the Company is a limited liability company, the member shall not be liable for the debts, liabilities, contracts or other obligations of the Company except to the extent of any unpaid capital contributions such member has agreed to make to the Company. In addition, no manager shall be liable for the debts, liabilities, contracts or other obligations of the Company. Neither any manager nor any officer, member, employee, agent, representative or affiliate of a manager shall have any liability to the Company or the member of any loss, cost or expense suffered or incurred by the Company or the member that arises out of or relates to any action or inaction of any such person if such action or omission to act was undertaken in good faith upon a determination that such course of conduct did not constitute gross negligence or willful misconduct on the part of the person.

(6) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1(a)(2)(vi)), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2011, the Company had net capital, as defined, of $88,534, which was $63,534 in excess of its minimum required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 2.12 to 1 as of December 31, 2011.

Starting in 2011, the Company became a Fund Member of the National Securities Clearing Corporation (NSCC), which requires registered broker-dealers to have $50,000 in excess net capital over the minimum net capital requirement imposed by the SEC.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customers accounts. The Company is exempt from this under SEC Rule 15c3-3(k)(2)(i), because the Company maintains a "Special Account for the Exclusive Benefit of Customers". The Company does not hold customer funds or safekeep customer securities. Therefore, Schedules II and III on pages 9 and 10 are not applicable.

(7) RELATED PARTY TRANSACTIONS

The Company has a servicing agreement with a party related through common ownership under which it received office space and professional services. On January 1, 2011, the Company renewed the above agreement for one year for a minimum of $240,000, subject to adjustment for actual expenses incurred. Effective January 1, 2012, the Company entered into a new agreement, Expense Sharing and Management Fee Agreement, for a minimum of $196,892, representing estimated personnel costs, subject to quarterly adjustment based on actual expenses and net income levels. Servicing fees paid under these agreements totaled $315,000 and $295,500 for the years ended December 31, 2011 and 2010, respectively, and have been included in consulting expense. If the Company was autonomous, its financial position and results of operations could significantly differ from those presented as of and for the years ended December 31, 2011 and 2010.

(8) LEASE COMMITMENTS

The Company leases additional office space under a license agreement. This agreement renews annually. Rent expense incurred in connection with this lease was $2,000 per year for the years ended December 31, 2011 and 2010.

(9) SUBSEQUENT EVENTS

Management has evaluated subsequent events through the issuance of the financial statements.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2011

Net capital:	
Total member's equity	$166,558
Less - ownership equity not allowable for net capital	-0-
Total member's equity qualified for net capital	166,558
Less - total non-allowable assets	77,987
Less - haircuts on securities	37
Net capital	$ 88,534
Aggregate indebtedness	$187,572
Total aggregate indebtedness	$187,572
Computation of basic net capital requirement:	
Net capital requirement	$ 25,000
Net capital	88,534
Excess of net capital	$ 63,534
Net capital less greater of 10% of total aggregate indebtedness or 120% of $25,000 minimum dollar net capital requirement	$ 58,534
Ratio of aggregate indebtedness to net capital	2.12 to 1

Schedule II

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

Not Applicable: The Company maintains a "Special Account for the Exclusive Benefit of Customers". The Company does not hold customer funds or safekeep customer securities.

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Information Relating to Possession or Control Requirement Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

Not Applicable: The Company maintains a "Special Account for the Exclusive Benefit of Customers". The Company does not hold customer funds or safekeep customer securities.

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Notes to Supplemental Schedules
December 31, 2011

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2011 Focus Part IIA filing.

Not Applicable: There are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2011 FOCUS Part IIA filing.

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Year Ended December 31, 2011

SIANA CARR O'CONNOR & LYNAM, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SIANA CARR O'CONNOR & LYNAM, LLP
Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

Phone: 610-296-4200 * Fax: 610-296-3659
www.scolcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Professional Funds Distributor, LLC
King of Prussia, Pennsylvania

In planning and performing our audit of the financial statements of Professional Funds Distributor, LLC (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

February 15, 2012